UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021

Commission File Number: 001-36532

SPHERE 3D CORP.

895 Don Mills Road, Bldg. 2, Suite 900
Toronto, Ontario, M3C1W3, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The information contained in this Form 6-K is incorporated by reference into, or as additional exhibits to, as applicable, the registrant's outstanding registration statements.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On October 14, 2021, Sphere 3D Corp. ("Sphere"), HVE Inc. ("HVE") and Filecoiner, Inc. ("Filecoiner") entered into an Acquisition Agreement under which Sphere's wholly-owned subsidiary HVE sold the assets, including intellectual property, associated with Sphere's Snap product line to Filecoiner, in exchange for shares of Series B stock of Filecoiner with an aggregate stated value equal to $8 million (the "Acquisition Agreement").  The preferred shares will have a liquidation preference of $1,000 per share, not accrue dividends nor have voting rights.  During any 12-calendar month period, 25% of the shares of Series B Preferred Stock shall be convertible at the option of the holder into common shares at the conversion price, which shall initially be $8.00 per share, subject to adjustment as set forth in the certificate of designation for the Series B preferred stock.  Filecoiner will also use 1.5% of its annual gross revenue to redeem any outstanding shares of Series B Preferred Stock.  This amount will be paid to the holder of the Series B preferred stock within 15 days of the completion of Filecoiner's audited financial statements.

In a separate transaction, on October 14, 2021, Sphere purchased 1,500,000 shares of common stock of Filecoiner at a price equal to $4.00 per share.

The foregoing summary of the terms of the Acquisition Agreement  are subject to, and qualified in its entirety by reference to the full text of the Acquisition Agreement  filed hereto as Exhibit 99.1, to this Current Report on Form 6-K.

SUBMITTED HEREWITH

Exhibits

99.1	Acquisition Agreement dated October 14, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPHERE 3D CORP.

Date: October 20, 2021	/s/ Peter Tassiopoulos
Name: Peter Tassiopoulos
Title: Chief Executive Officer